

June 16, 2010

Chris King
Chief Financial Officer
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, California 91311

     Re: **MRV Communications, Inc.**
              Form 10-K for the year ended December 31, 2008
              Form 10-K for the year ended December 31, 2009
              Amendment 1 to Form 10-K for the year ended December 31, 2009
              File No. 001-11174

Dear Mr. King:

     We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Jeff Jaramillo
                        Accounting Branch Chief